March 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Uwem Bassey Jeff Kauten Brittany Ebbertt Kathleen Collins
Re:	CoreWeave, Inc. Registration Statement on Form S-1 Filed March 3, 2025 File No. 333-285512

Ladies and Gentlemen:

On behalf of our client CoreWeave, Inc. (the “Company”) and in connection with an oral request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on March 11, 2025, the Company hereby confirms that, as of the date hereof, there have been no cancellations of its committed contracts with Microsoft Corporation.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown

Michael Brown, Partner

FENWICK & WEST LLP

cc:

Michael Intrator, Chief Executive Officer and President

Nitin Agrawal, Chief Financial Officer

Kristen McVeety, Esq., General Counsel and Corporate Secretary

CoreWeave, Inc.

Ran Ben-Tzur, Esq.

Jennifer Hitchcock, Esq.

Fenwick & West LLP